April 22, 2009

Aras Lapinskas, Esq.
Associate General Counsel
Biogen Idec Inc.
14 Cambridge Center
Cambridge, MA 02142

Re: Biogen Idec Inc. ("Biogen" or "the Company")
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 15, 2009
File No. 000-19311

Dear Mr. Lapinskas:

We have reviewed your filing and have the following comments.

Proposal 1 – Election of Directors, page 6

1.   We note your revised disclosure stating that, "…our nominees have a proven
track record of serving the interests of all stockholders." This statement appears
to imply that the nominees of the Icahn Entities would *not* serve the interests of
all shareholders. Please avoid issuing statements without factual foundation that
directly or indirectly impugn the character, integrity or personal reputation of the
nominees of the Icahn Entities. Please note that the factual foundation for such
assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please either
remove the aforementioned disclosure or disclose the factual foundation for the
above assertion.

2.   We note your response to prior comment 3. Rule 14a-4(d)(1) does not confer the
authority to vote for any person who is not a bona fide nominee. Substitute
nominees who are unnamed and to be designated by you at a later date are not
bona fide nominees. Accordingly, you are not permitted to use proxies for the
election of a substitute nominee to the Biogen Idec board in the event a current
nominee is unable to serve. Rule 14a-4(c)(5), which only describes the
circumstances under which discretionary authority may be used, does not operate
to waive other proxy disclosure requirements or Rule 14a-4(d). Please
supplement the revised paragraph to expressly disclose that should the filing
persons nominate substitute nominees, the filing persons will file an amended

proxy statement and proxy card that, as applicable, (1) identifies the substitute nominees, (2) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees. See Exchange Act Rule 14a-4(d) and Item 7 of Schedule 14A. The amended proxy statement filing should be revised and filed in accordance with Rule 14a-6(h) and filed using the EDGAR header tag DEFR14A.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Nandini Acharya at 202.551.3495 or to me at 202.551.3444.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and
Acquisitions

cc: Peter Lyons, Esq. (Via facsimile at (212) 848 7179)
        Stephen G. Vander Stoep, Esq. (Via facsimile at (212) 848 7179)